 Exhibit 99.1
LIANLUO SMART LIMITED
ROOM 2108, 21TH FLOOR CHINA RAILWAY CONSTRUCTION BUILDING
NO. 20 SHIJINGSHAN ROAD, BEIJING 100040, CHINA
PROXY STATEMENT AND NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016
To the shareholders of Lianluo Smart Limited	May 8, 2017 Beijing, China
To our shareholders:
It is my pleasure to invite you to our Annual Meeting of Shareholders for the fiscal year ended December 31, 2016 on June 8, 2017, at 10:00 P.M., Eastern Time. The meeting will be held at our executive offices at Room 2108, 21st Floor China Railway Construction Building, No. 20 Shijingshan Road, Beijing 100856, China.
The matters to be acted upon at the meeting are described in the Notice of Annual Meeting of Shareholders and Proxy Statement.
YOUR VOTE IS VERY IMPORTANT. WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING OF SHAREHOLDERS, WE URGE YOU TO VOTE AND SUBMIT YOUR PROXY BY TELEPHONE, THE INTERNET OR BY MAIL. IF YOU ARE A REGISTERED SHAREHOLDER AND ATTEND THE MEETING, YOU MAY REVOKE YOUR PROXY AND VOTE YOUR SHARES IN PERSON. IF YOU HOLD YOUR SHARES THROUGH A BANK OR BROKER AND WANT TO VOTE YOUR SHARES IN PERSON AT THE MEETING, PLEASE CONTACT YOUR BANK OR BROKER TO OBTAIN A LEGAL PROXY. THANK YOU FOR YOUR SUPPORT.
By order of the Board of Directors,
/s/ Zhitao He
Zhitao He
Chairman

NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016
LIANLUO SMART LIMITED
TIME:
10:00 P.M., Eastern Time, on June 8, 2017

PLACE:
Room 2108, 21st Floor China Railway Construction Building, No. 20 Shijingshan Road, Beijing 100040, China

ITEMS OF BUSINESS:
(1)
The election of two Class I members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2020 or until their successors are duly elected and qualified;

(2)
The ratification of the appointment of HHC, CPA as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017;

(3)
The amendment and restatement of the Company’s Amended and Restated Memorandum and Articles of Association (the “New M&AAs”) in order that the Company’s authorized share capital be re-classified and re-designated into 50,000,000 Common Shares of par value of US$0.002731 each, of which 37,888,889 would be designated as Class A Common Shares of par value of US$0.002731 each (the “Class A Common Shares”) and 12,111,111 be designated as Class B Common Shares of par value of US$0.002731 each (the “Class B Common Shares”);

(4)
Following the approval of the New M&AAs, as proposed in Proposal Three, the conversion of all Class B Common Shares into the same number of Class A Common Shares as soon as the Class B shareholders in aggregate beneficially own less than 605,555 Class B Common Shares, which is equivalent to 5% of the total issued and outstanding Class B Common Shares as of the expected date of effectiveness of the New M&AA;

(5)
The approval of the form of the Company’s New M&AA; and

(6)
The transaction of any other business properly coming before the meeting.

WHO MAY VOTE:
You may vote if you were a shareholder of record on May 1, 2017.

ANNUAL REPORT:
A copy of our 2016 Annual Report on Form 20-F is enclosed.

DATE OF MAILING:
This notice and the proxy statement are first being mailed to shareholders on or about May 8, 2017.

By order of the Board of Directors,
/s/ Zhitao He
Zhitao He
Chairman

ABOUT THE ANNUAL MEETING OF SHAREHOLDERS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2016
What am I voting on?
You will be voting on the following:
(1)
The election of two Class I members of the Board of Directors, each to serve a term expiring at the Annual Meeting of Shareholders in 2020 or until their successors are duly elected and qualified;

(2)
The ratification of the appointment of HHC, CPA as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017;

(3)
The amendment and restatement of the Company’s Amended and Restated Memorandum and Articles of Association (the “New M&AAs”) in order that the Company’s authorized share capital be re-classified and re-designated into 50,000,000 Common Shares of par value of US$0.002731 each, of which 37,888,889 would be designated as Class A Common Shares of par value of US$0.002731 each (the “Class A Common Shares”) and 12,111,111 be designated as Class B Common Shares of par value of US$0.002731 each (the “Class B Common Shares”);

(4)
Following the approval of the New M&AAs, as proposed in Proposal Three, the conversion of all Class B Common Shares into the same number of Class A Common Shares as soon as the Class B shareholders in aggregate beneficially own less than 605,555 Class B Common Shares, which is equivalent to 5% of the total issued and outstanding Class B Common Shares as of the expected date of effectiveness of the New M&AA;

(5)
The approval of the form of the Company’s New M&AA; and

(6)
The transaction of any other business properly coming before the meeting.

Who is entitled to vote?
You may vote if you owned common shares of the Company as of the close of business on May 1, 2017. Each common share is entitled to one vote. As of May 1, 2017, we had 17,312,586 common shares outstanding.
How do I vote before the meeting?
If you are a registered shareholder, meaning that you hold your shares in certificate form, you have three voting options:
(1)
By Internet, which we encourage if you have Internet access, at the address shown on your proxy card;

(2)
By phone, at 1-800-652-VOTE (1-800-652-8683) using any touch-tone telephone to transmit your voting instructions; or

(3)
By mail, by completing, signing and returning the enclosed proxy card.

If you hold your shares through an account with a bank or broker, your ability to vote by the Internet depends on their voting procedures. Please follow the directions that your bank or broker provides.
May I vote at the meeting?
If you are a shareholder of record, you may vote in person at the meeting. If you hold your shares through an account with a bank or broker, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker to learn the procedures necessary to allow you to vote your shares in person. Even if you plan to attend the meeting, we encourage you to vote your shares by proxy. You may vote by proxy through the Internet, by telephone or by mail.

Can I change my mind after I return my proxy?
You may change your vote at any time before the polls close at the conclusion of voting at the meeting. You may do this by (1) signing another proxy card with a later date and returning it to us before the meeting, (2) voting again over the Internet prior to 10:00 a.m., Eastern Time, on June 8, 2017, (3) voting again via the telephone prior to 10:00 a.m., Eastern Time, on June 8, 2017, or (4) voting at the meeting if you are a registered shareholder or have followed the necessary procedures required by your bank or broker.
What if I return my proxy card but do not provide voting instructions?
Proxies that are signed and returned but do not contain instructions will be voted in favor of Proposals 1, 2, 3, 4 and 5 in accordance with the best judgment of the named proxies on any other matters properly brought before the meeting.
What does it mean if I receive more than one proxy card or instruction form?
It indicates that your common shares are registered differently and are in more than one account. To ensure that all shares are voted, please either vote each account by telephone or on the Internet, or sign and return all proxy cards. We encourage you to register all your accounts in the same name and address. Those holding shares through a bank or broker should contact their bank or broker and request consolidation.
Will my shares be voted if I do not provide my proxy or instruction form?
If you are a registered shareholder and do not provide a proxy, you must attend the meeting in order to vote your shares. If you hold shares through an account with a bank or broker, your shares may be voted even if you do not provide voting instructions on your instruction form. Brokerage firms have the authority to vote shares for which their customers do not provide voting instructions on certain routine matters. The ratification of HHC, CPA (“HHC”) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017 is considered a routine matter for which brokerage firms may vote without specific instructions. However, election of directors is no longer considered a routine matter for which brokerage firms may vote without specific instructions. When a proposal is not a routine matter and the brokerage firm has not received voting instructions from the beneficial owner of the shares with respect to that proposal, the brokerage firm cannot vote the shares on that proposal. Shares that a broker is not authorized to vote are counted as “broker non-votes.”
How can I attend the meeting?
The meeting is open to all holders of the Company’s common shares as of May 1, 2017.
May shareholders ask questions at the meeting?
Yes. Representatives of the Company will answer questions of general interest at the end of the meeting. You may also submit questions in advance via email to investor@lianluosmart.com. Such questions will also be addressed at the end of the meeting.
How many votes must be present to hold the meeting?
Your shares are counted as present at the meeting if you attend the meeting and vote in person or if you properly return a proxy by internet, telephone or mail. In order for us to conduct our meeting, one-half (½) of our outstanding common shares as of May 1, 2017 must be present in person or by proxy. This is referred to as a quorum. Abstentions and broker non-votes will be counted for purposes of establishing a quorum at the meeting.
How many votes are needed to approve the Company’s proposals?
Proposal 1.   The nominees receiving the highest number of  “For” votes will be elected as directors. This number is called a plurality. Shares not voted will have no impact on the election of directors. The proxy given will be voted “For” each of the nominees for director unless a properly executed proxy card is marked “Withhold” as to a particular nominee or nominees for director.

Proposal 2.   The ratification of the appointment of HHC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017 requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.
Proposal 3.   The amendment and restatement of the Company’s Amended and Restated Memorandum and Articles of Association in order that the Company’s authorized share capital be re-classified and re-designated into 50,000,000 Common Shares of par value of US$0.002731 each, of which 37,888,889 would be designated as Class A Common Shares of par value of US$0.002731 each and 12,111,111 be designated as Class B Common Shares of par value of US$0.002731, each requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.
Proposal 4.   The proposal that following the amendment to the Company’s Amended and Restated Memorandum and Articles of Association, as proposed in Proposal 3, all Class B Common Shares be automatically converted into the same number of Class A Common Shares as soon as the Class B shareholders in aggregate beneficially own less than 605,555 Class B Common Shares, requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.
Proposal 5.   The proposal that the form of the new Amended and Restated Memorandum and Articles of Association of the Company be approved requires that a majority of the votes cast at the meeting be voted “For” the proposal. A properly executed proxy card marked “Abstain” with respect to this proposal will not be voted.

PROPOSAL ONE
ELECTION OF DIRECTORS AND DIRECTOR BIOGRAPHIES
(ITEM 1 ON THE PROXY CARD)
A brief biography of each Director in each Class follows. Our Board of Directors, upon the recommendation of the Nominating Committee, has nominated two Directors for election to be on the Board of Directors for a three-year term expiring in 2020. You are asked to vote for these nominees to serve as Class I members of the Board of Directors. All candidates for the Board have consented to serve if elected.
The terms of the Class II members of the Board of Directors continue until 2018, and the terms of the Class III members of the Board of Directors continue until 2019.
Nominees for election as Class I member of the Board of Directors to serve three-year term expiring in 2020:
Bin Pan
Independent Director
Age — 44
Director since 2016
Mr. Pan is a lawyer in capital markets. Since May 2015, Mr. Pan is the Chairman of Shanghai Hubo Capital Investment Management Ltd. Co., a company focusing on private equity and financial advisory. From December 2004 to May 2015, Mr. Pan was a partner at Capitallaw&Partners, a law firm in Shanghai, China. Mr. Pan is a director of Hangzhou Lianluo Interactive Information Technology Co., Ltd., Shenzhen Prolto Supply China Management Co., Ltd., Shanghai Yaoji Playing Card Co., Ltd. and Shanghai Zhixin Electric Co., Ltd. All of them are public companies in China. Mr. Pan received his Master’s degree in International Economic Law from Shanghai University of International Business and Economics in 1997 and his Bachelor’s degree in Integrated Circuit from Huazhong University of Science and Technology in 1994. Mr. Pan was chosen as a director because of his experience in capital markets.
Mingwei Zhang
Independent Director
Age — 64
Director since 2012
Mr. Zhang has extensive knowledge and experience in accounting from the perspective as an academic and a practicing accountant. From 2007 to 2013, Mr. Zhang was the Chief Financial Officer and a Director of Sino-Global Shipping America, Ltd. (NASDAQCM: SINO). From July 2007 through July 2010, Mr. Zhang also served as a professor and head of the School of Accounting at Tianjin University of Finance and Economics. From May 2001 until December 2007, Mr. Zhang was a partner in Baker Tilly China, an international public accounting firm. From July 1994 to June 2003, he served as a Lecturer at Monash University in Australia. Mr. Zhang received a Bachelor’s degree and a Master’s degree in Accounting from Tianjin University of Finance and Economics. He also received a Master’s degree in Commerce from the University of Newcastle. Mr. Zhang is a Certified Management Accountant in Australia. Mr. Zhang was chosen as a director because of his financial experience.
Class II members of the Board of Directors whose terms continue to 2018:
Zhitao He
Chairman
Age — 35
Director since 2016
Mr. He has served the Company’s Chairman of the Board since October 2016. Mr. He is the General Manager and Chairman of Hangzhou Lianluo Interactive Information Technology Co., Ltd. (“Lianluo”), a publicly listed company on the Shenzhen Stock Exchange (ticker: 002280), since January 2015. He is also the General Manager and Chairman of Beijing Digital Grid Technology Co., Ltd. since July 2009. Mr. He is also a director of E. T. Xun (Hong Kong) Holding Limited, E. T. Xun Holding Inc., and Shenzhen Ailianluo Investment Co., Ltd. Mr. He received his Master’s degree in Communication Management from Beijing University of Posts and Telecommunications.
Richard Zhiqiang Chang
Independent Director
Age — 54
Director since 2016
Mr. Chang has served as the General Manager of Beijing Zhineng Technology Co., Ltd. since October 2015. From July 2013 to October 2015, Mr. Chang was Vice President in sales at AREVA Inc. and was in charge of large account management. From August 2009 to July 2013, Mr. Chang was Vice President in sales at Ventyx/ABB and was in charge of China region. From Shanghai Jiao Tong University, Mr. Chang received his Bachelor’s degree in 1985 and Master’s degree in 1990, both in Automation. From the University of Texas at Dallas, Mr. Chang received his Master’s degree in Computer Science in 1997. Mr. Chang was chosen as a director because of his experience in technology.
Class III member of the Board of Directors whose term continues to 2019:
Ping Chen
Chief Executive Officer and Director
Age — 54
Director since 2003
Mr. Chen is the Company’s Chief Executive Officer and a member of the Board. Prior to his service at the Company, from 1993 to 2000, Mr. Chen served as the CEO of Beijing Chengcheng Medical Electronic Equipment Co. Prior to 1993, Mr. Chen served as an engineer at the No. 2 Academy, Ministry of Aeronautics and Astronautics from 1987 to 1991 and moved up to the Head of the Civilian Products Division there from 1991 – 1993. Mr. Chen founded Beijing Dehaier Technology Company Limited (“BTL”) in 2001 and has served as CEO since that time. Mr. Chen received his bachelor’s degree in 1984 from the National University of Defense Technology and his master’s degree in 1987 from the Ministry of Aeronautics and Astronautics. Mr. Chen was chosen as a director because he is the Company’s CEO, the leader of the Company and a key experienced member of management.
Involvement in Certain Legal Proceedings
To the best of our knowledge, none of our directors or executive officers has been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past ten years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities or commodities laws, any laws respecting financial institutions or insurance companies, any law or regulation prohibiting mail or wire fraud in connection with any business entity or been subject to any disciplinary sanctions or orders imposed by a stock, commodities or derivatives exchange or other self-regulatory organization, except for matters that were dismissed without sanction or settlement. None of our directors, director nominees or executive officers has been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.
Board Leadership Structure
Although not required, the roles of Chairman and CEO have been separated since October 2016, with Mr. Zhitao He serving as Chairman and Mr. Ping Chen serving as CEO. The Board of Directors believes that this leadership structure is in the best interests of the Company and its shareholders.
We do not have a lead independent director because of the foregoing reasons and also because we believe our independent directors are encouraged to freely voice their opinions on a relatively small company board.

Risk Oversight
Our Board of Directors plays a significant role in our risk oversight. The Board of Directors makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays a key role in the risk oversight of the Company. As a smaller reporting company with a small board of directors, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.
WE RECOMMEND THAT YOU VOTE FOR THE ELECTION OF THE
CLASS I NOMINEES TO THE BOARD OF DIRECTORS.

PROPOSAL TWO
RATIFICATION OF THE APPOINTMENT OF HHC
(ITEM 2 ON THE PROXY CARD)
What am I voting on?
A proposal to ratify the appointment of HHC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017. The Audit Committee of the Board of Directors has appointed HHC to serve as the Company’s fiscal year 2017 independent registered public accounting firm. Although the Company’s governing documents do not require the submission of this matter to shareholders, the Board of Directors considers it desirable that the appointment of HHC be ratified by shareholders.
Has the Company changed its independent registered public accounting firm during its two most recent fiscal years?
Friedman LLP (“Friedman”) served as the Company’s independent registered public accountant for the years ended December 31, 2015 and 2014. On June 17, 2016, our Audit Committee and Board of Directors approved the appointment of HHC and the dismissal of Friedman. The decision was due to Friedman’s inability to commit to a timeline in which to complete the 2015 audit and to form an opinion based on the information provided to Friedman. Friedman’s report on the financial statements for the year ended December 31, 2014 did not contain an adverse opinion or a disclaimer of opinion, and was not qualified or modified as to uncertainty, audit scope, or accounting principles. During the registrant’s fiscal year ended December 31, 2015 and preceding such dismissal, Friedman notified us that they had not received sufficient information to satisfy their audit procedures of the Company’s consolidated financial statements and, therefore, could not form an opinion due to the lack of such information. Friedman has advised us that we have not provided sufficient evidence to establish the timing and nature of write-offs and reserves related to certain accounts receivable, inventory, prepayments and other receivables, which, if investigated further, could impact the previously-issued audit report or the underlying financial statements for the year ended December 31, 2014. Other than as mentioned here, there were no disagreements with Friedman on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Friedman, would have caused it to make reference to the subject matter of the disagreements in connection with its report.
What services does HHC provide?
Audit services provided by HHC for fiscal 2017 will include the examination of the consolidated financial statements of the Company and services related to periodic filings made with the SEC.
Will a representative of HHC be present at the meeting?
One or more representatives of HHC will be present at the meeting. The representatives will have an opportunity to make a statement if they desire and will be available to respond to questions from shareholders.
What if this proposal is not approved?
If the appointment of HHC is not ratified, the Audit Committee of the Board of Directors will reconsider the appointment.
WE RECOMMEND THAT YOU VOTE FOR THE RATIFICATION OF
HHC AS THE COMPANY’S FISCAL 2017 INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM.

PROPOSAL THREE
AMEND THE COMPANY’S MEMORANDUM AND ARTICLES OF ASSOCIATION TO RE-CLASSIFY AND RE-DESIGNATE THE COMPANY’S COMMON SHARES
(ITEM 3 ON THE PROXY CARD)
On March 31, 2017, the Board of Directors of the Company approved, and directed that there be submitted to the holders of the Company’s common shares for approval, the proposed amendment and restatement of the Company’s Amended and Restated Memorandum and Articles of Association (the “New M&AAs”) in order that the Company’s authorized share capital be re-classified and re-designated into 50,000,000 Common Shares of par value of US $0.002731 each, of which 37,888,889 would be designated as Class A Common Shares of par value of US$0.002731 each (the “Class A Common Shares”) and 12,111,111 be designated as Class B Common Shares of par value of US$0.002731 each (the “Class B Common Shares”). Following such re-classification and re-designation, each Class A Common Share would be entitled to one (1) vote and each Class B Common Share would be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company and with such other rights, preferences and privileges as set forth in the new Amended and Restated Memorandum and Articles of Association of the Company (the “New M&AAs”).
The nature of this proposal to be put to our shareholders may result in some shareholders being affected differently from the others. Therefore the chairman of the Company’s board of directors has determined that the Company should seek “class” approval from each of two deemed classes determined by their interests and if, and only if, the resolutions are passed by a vote of each deemed “class”, they shall be put to the shareholders to vote upon together as one class. The deemed “classes” for the purpose of approvals as above shall be (i) the shares beneficially owned by Hangzhou Lianluo Interactive Information Technology Co., Ltd and any of their affiliates, and (ii) all other holders of shares.
The Board of Directors also approved, and directed that there be submitted to the holders of the Company’s Common Shares for approval, that all of the issued and outstanding Common Shares, other than those shares being re-classified and re-designated as the Class B Common Shares, and all of the unissued shares be re-classified and re-designated into Class A Common Shares on a 1:1 basis, and the 12,111,111 Common shares beneficially owned or the underlying options held by, Hangzhou Lianluo Interactive Information Technology Co., Ltd and any of their affiliates be re-classified and re-designated into Class B Common Shares on a 1:1 basis.
All of the issued and outstanding awards, including options and restricted shares, granted by the Company under the Company’s currently effective share incentive plans, will entitle the grantees to such number of Class A Common Shares equivalent to the number of Common Shares that these grantees would be entitled to as originally set out in their relevant award agreement with the Company and the Company shall issue such Class A Common Shares to the grantees of such awards granted pursuant to the applicable share incentive plan upon vesting and/or exercise of such awards, by the grantees.
The text of the proposed changes to the Amended and Restated Memorandum and Articles of Association is set forth in Annex A to this Proxy Statement and is incorporated by reference into this Proxy Statement. Provided this proposal is approved by our shareholders, we will re-classify and re-designate our common shares in accordance with the Amended and Restated Memorandum and Articles of Association.
The favorable vote of the majority of our outstanding shares of common stock entitled to vote, in person or by proxy, at this annual meeting is required to approve the proposed amendment to our Amended and Restated Memorandum and Articles of Association.
The proposed change will not affect in any way the validity or transferability of stock certificates outstanding, the capital structure of the Company or the trading of the Company’s common stock on the NASDAQ Capital Market. If the amendment is passed by our shareholders, it will not be necessary for shareholders to surrender their existing stock certificates. Instead, when certificates are presented for transfer, new certificates representing Class A Common Shares or Class B Common Shares, as the case may be, will be issued.

If the proposal is approved by our shareholders, the amendment will take effect on the registration by the registrar of a notice of amendment, or restated Memorandum and Articles, filed by the Company’s registered agent.
WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL
OF AN AMENDMENT AND RESTATEMENT TO OUR
AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

PROPOSAL FOUR
AUTOMATIC CONVERSION OF THE COMPANY’S COMMON SHARES
(ITEM 4 ON THE PROXY CARD)
On March 31, 2017, the Board of Directors of the Company approved, and directed that there be submitted to the holders of the Company’s common shares for approval, that following the approval of the amendment to the Company’s Amended and Restated Memorandum and Articles of Association, as proposed in Proposal Three, all Class B Common Shares be automatically converted into the same number of Class A Common Shares as soon as the Class B shareholders in aggregate beneficially own less than 605,555 Class B Common Shares, which is equivalent to 5% of the total issued and outstanding Class B Common Shares as of the expected date of effectiveness of the New Amended and Restated Memorandum and Articles of Association.
If the proposed amendment to the Company’s Amended and Restated Memorandum and Articles of Association as set forth in Proposal Three is not approved, then the proposal set forth in Proposal Four will not be applicable.
The favorable vote of the majority of our outstanding shares of common stock entitled to vote, in person or by proxy, at this annual meeting is required to approve the proposed amendment to our Amended and Restated Memorandum and Articles of Association.
WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE AUTOMATIC CONVERSION OF THE COMPANY’S CLASS B COMMON SHARES INTO CLASS A COMMON SHARES AS SOON AS THE CLASS B SHAREHOLDERS IN AGGREGATE BENEFICIALLY OWN LESS THAN 605,555 CLASS B COMMON SHARES.

PROPOSAL FIVE
APPROVAL OF THE AMENDED AND RESTATED MEMORANDUM
AND ARTICLES OF ASSOCIATION
(ITEM 5 ON THE PROXY CARD)
On March 31, 2017, the Board of Directors of the Company approved, and directed that there be submitted to the holders of the Company’s common shares for approval, the New Amended and Restated Memorandum and Articles of Association.
The text of the proposed changes to the Amended and Restated Memorandum and Articles of Association is set forth in Annex A to this Proxy Statement and is incorporated by reference into this Proxy Statement.
The favorable vote of the majority of our outstanding shares of common stock entitled to vote, in person or by proxy, at this annual meeting is required to approve the proposed amendments to our Amended and Restated Memorandum and Articles of Association.
WE RECOMMEND THAT YOU VOTE FOR THE APPROVAL OF THE FORM OF THE AMENDED AND RESTATED MEMORANDUM AND ARTICLES OF ASSOCIATION.

BOARD OF DIRECTORS AND CORPORATE GOVERNANCE INFORMATION
What if a nominee is unwilling or unable to serve?
The nominee listed in the Proxy Statement has agreed to serve as a director, if elected. If for some unforeseen reason a nominee becomes unwilling or unable to serve, proxies will be voted for a substitute nominee selected by the Board of Directors.
How are directors compensated?
All directors hold office until the expiration of their respective terms or until their successors have been duly elected and qualified. There are no family relationships among our directors or executive officers. Officers are elected by and serve at the discretion of the Board of Directors. Employee directors do not receive any compensation for their services. For service of non-employee directors on our Board of Directors, Mr. Zhang receives $4,000 per year, and Mr. Richard Zhiqiang Chang and Mr. Bin Pan receive $8,000 annually.
Summary Director Compensation Table — For the Fiscal Year 2016
Name	Fees earned or paid in cash		Stock-based Compensation		Total(1)
Zhitao He(2)		$0		$0		$0
Ping Chen(3)	$	N/A	$	N/A	$	N/A
Huili (Alisa) Li(3)(4)		N/A	$	N/A		N/A
Xiaoguang Shen(5)		$0		$18,650		$18,650
Genhui Chen(6)		$6,000		$37,300		$43,300
Mingwei Zhang(7)		$8,000		$55,951		$63,951
Bin Pan(2)		$0		$0		$0
Richard Zhiqiang Chang(2)		$0		$0		$0

(1)
During 2016, five directors received options from the 2014 Incentive Plan — Mr. Ping Chen received 210,867 options; Mr. Mingwei Zhang received 20,000 options; Mr. Xiaoguang Shen received 10,000 options; Mr. Genhui Chen received 20,000 options; Ms. Huili(Alisa) Li received 30,000 options.

(2)
Mr. Zhitao He, Mr. Bin Pan and Mr. Richard Zhiqiang Chang are newly elected directors of the Board and come into effect from October 24, 2016.

(3)
Mr. Ping Chen and Ms. Huili (Alisa) Li received compensation in their capacity as officers of our company and/or subsidiaries/affiliates but did not receive any compensation for serving as directors of our company.

(4)
Ms. Huili (Alisa) Li resigned as a director and as the Company CFO on October 24, 2016 and her granted options expired on January 23, 2017. We have amortized $44,396 of such amount in the year ended December 31, 2016.

(5)
Mr. Xiaoguang Shen resigned as a director on October 24, 2016 and his granted options expired on January 23, 2017. We have amortized $17,523 of such amount in the year ended December 31, 2016.

(6)
Mr. Genhui Chen resigned as a director on October 24, 2016 and his granted options expired on January 23, 2017. We have amortized $37,962 of such amount in the year ended December 31, 2016

(7)
Mr. Mingwei Zhang received 11,975 common shares on June 16, 2014 from the Company pursuant to the director compensation plan. We have amortized $0 of such amount in the year ended December 31, 2016. Mr. Mingwei Zhang received a grant of options to purchase 20,000 shares from the company on August 7, 2015, of which 50% has vested as of December 31, 2016. The expiration date of the options is August 7, 2025. The options’ exercise price is the market price of our shares on the date the options were granted. The grant date fair value of the options was $1.63 per underlying share. We have amortized $16,344 of such amount in the year ended December 31, 2016. Mr. Mingwei Zhang received a grant of options to purchase 20,000 shares from the company on March 21, 2016, of which 0% has vested as of December 31, 2016. The expiration date of the options is August 7, 2026. The options’ exercise price is the market price of our shares on the date the options were granted. The grant date fair value of the options was $1.87 per underlying share. We have amortized $28,052 of such amount in the year ended December 31, 2016.
How does the Board determine which directors are independent?
The Board of Directors reviews the independence of each director yearly. During this review, the Board of Directors considers transactions and relationships between each director (and his or her immediate family and affiliates) and the Company and its management to determine whether any such relationships or transactions are inconsistent with a determination that the director is independent in light of applicable law, listing standards and the Company’s director independence standards. The Company believes that it maintains a majority of independent directors who are deemed to be independent under the definition of independence provided by NASDAQ Listing Rule 5605(a)(2).
What role does the Nominating Committee play in selecting nominees to the Board of Directors?
Two of the primary purposes of the Board’s Nominating Committee are (i) to develop and implement policies and procedures that are intended to ensure that the Board of Directors will be appropriately constituted and organized to meet its fiduciary obligations to the Company and its shareholders and (ii) to identify individuals qualified to become members of the Board of Directors and to recommend to the Board of Directors the director nominees for the annual meeting of shareholders. The Nominating Committee is also responsible for considering candidates for membership on the Board of Directors submitted by eligible shareholders. The Nominating Committee’s charter is available on the Company’s website at www.lianluosmart.com under Investor Relations and in print upon request. The Nominating Committee of the Company’s Board of Directors was the only entity or person to nominate and/or recommend any of the director nominees.
Are the members of the Nominating Committee independent?
Yes. All members of the Nominating Committee have been determined to be independent by the Board of Directors.
How does the Nominating Committee identify and evaluate nominees for director?
The Nominating Committee considers candidates for nomination to the Board of Directors from a number of sources. Current members of the Board of Directors are considered for re-election unless they have notified the Company that they do not wish to stand for re-election. The Nominating Committee also considers candidates recommended by current members of the Board of Directors, members of management or eligible shareholders. From time to time the Board may engage a firm to assist in identifying potential candidates, although the Company did not engage such a firm to identify any of the nominees for director proposed for election at the meeting. The Nominating Committee evaluates all candidates for director, regardless of the person or firm recommending such candidate, on the basis of the length and quality of their business experience, the applicability of such candidate’s experience to the Company and its business, the skills and perspectives such candidate would bring to the Board of Directors and the personality or “fit” of such candidate with existing members of the Board of Directors and management. The nominating committee does not have a specific policy in place with regard to the consideration of diversity when identifying director nominees; however, the nominating committee does consider diversity of opinion and experience when nominating directors.
What are the Nominating Committee’s policies and procedures for considering director candidates recommended by shareholders?
The Nominating Committee will consider all candidates recommended by shareholders. A shareholder wishing to recommend a candidate must submit the following documents to the Secretary of the Company at Room 2108, 21st Floor China Railway Construction Building, No. 20 Shijingshan Road, Beijing 100040, People’s Republic of China:

•
a recommendation that identifies the name and address of the shareholder and the person to be nominated;

•
the written consent of the candidate to serve as a director of the Company, if elected;

•
a description of all arrangements between the shareholders and such nominee pursuant to which the nomination is to be made; and

•
such other information regarding the nominee as would be required to be included in a proxy statement filed pursuant to the proxy rules of the SEC.

If the candidate is to be evaluated by the Nominating Committee, the Secretary will request a detailed resume, an autobiographical statement explaining the candidate’s interest in serving as a director of the Company, a completed statement regarding conflicts of interest, and a waiver of liability for a background check from the candidate.
What are the minimum qualifications required to serve on the Company’s Board of Directors?
All members of the Board of Directors must possess the following minimum qualifications as determined by the Nominating Committee:
•
A director must demonstrate integrity, accountability, informed judgment, financial literacy, creativity and vision;

•
A director must be prepared to represent the best interests of all Company shareholders, and not just one particular constituency;

•
A director must have a record of professional accomplishment in his or her chosen field; and

•
A director must be prepared and able to participate fully in Board activities, including membership on committees.

What other considerations does the Nominating Committee consider?
The Nominating Committee believes it is important to have directors from various backgrounds and professions in order to ensure that the Board of Directors has a wealth of experiences to inform its decisions. Consistent with this philosophy, in addition to the minimum standards set forth above, business and managerial experience and an understanding of financial statements and financial matters are very important.
How may shareholders communicate with the members of the Board of Directors?
Shareholders and others who are interested in communicating directly with members of the Board of Directors, including communication of concerns relating to accounting, internal accounting controls or audit matters, or fraud or unethical behavior, may do so by writing to the directors at the following address:
Name of Director or Directors
c/o Secretary
Lianluo Smart Limited
Room 2108, 21st Floor China Railway Construction Building
No. 20 Shijingshan Road, Beijing 100040
People’s Republic of China
Does the Company have a Code of Business Ethics and Conduct?
The Company has adopted a Code of Business Ethics and Conduct, which is applicable to all directors, officers and associates of the Company, including the principal executive officer and the principal financial and accounting officer. The complete text of the Code of Business Ethics and Conduct is available on the Company’s web site at www.lianluosmart.com and is also available in print upon request. The Company intends to post any amendments to or waivers from its Code of Business Ethics and Conduct (to the extent applicable to the Company’s principal executive officer and principal financial and accounting officer) at this location on its web site.

How often did the Board meet in 2016?
Our Board held eight meetings and acted eight times by unanimous written consent in connection with matters related to the fiscal year ended December 31, 2016. Our Board has an Audit Committee, a Compensation Committee and a Nominating Committee. The Audit Committee held two meetings and acted two times by unanimous written consent during the fiscal year ended December 31, 2016. The Compensation Committee held two meetings and acted two times by unanimous written consent during the fiscal year ended December 31, 2016. The Nominating Committee held two meetings and acted two times by unanimous written consent during the fiscal year ended December 31, 2016. Each incumbent director attended all of the meetings of the Board of Directors and of the standing committees of which he or she was a member during 2016. The Board invites, but does not require, directors to attend the annual meeting of shareholders.
What are the committees of the Board?
During fiscal 2016, the Board of Directors had standing Audit, Nominating, and Compensation Committees. The members of each of the Committees as of December 31, 2016, their principal functions and the number of meetings held during the year ended December 31, 2016 are shown below.
Compensation Committee
The members of the Compensation Committee were:
Richard Zhiqiang Chang, Chairman (from October 21, 2016)
Xiaoguang Shen, Chairman (until resignation on October 21, 2016)
Genhui Chen (until resignation on October 21, 2016)
Bin Pan (from October 21, 2016)
Mingwei Zhang
The Compensation Committee held two meetings during the year ended December 31, 2016. The Compensation Committee’s charter is available on the Company’s website at www.lianluosmart.com under Investor Relations and in print upon request. The Compensation Committee’s principal responsibilities include:
•
Making recommendations to the Board of Directors concerning executive management organization matters generally;

•
In the area of compensation and benefits, making recommendations to the Board of Directors concerning employees who are also directors of the Company, consult with the CEO on matters relating to other executive officers, and make recommendations to the Board of Directors concerning policies and procedures relating to executive officers;

•
Making recommendations to the Board of Directors regarding all contracts of the Company with any officer for remuneration and benefits after termination of regular employment of such officer;

•
Making recommendations to the Board of Directors concerning policy matters relating to employee benefits and employee benefit plans, including incentive compensation plans and equity based plans; and

•
Administering the Company’s formal incentive compensation programs, including equity based plans.

The Compensation Committee may not delegate its authority to other persons. Similarly, the Compensation Committee has not engaged a compensation consultant to assist in the determination of executive compensation issues. While the Company’s executives will communicate with the Compensation Committee regarding executive compensation issues, the Company’s executive officers do not participate in any executive compensation decisions.

Audit Committee
The members of the Audit Committee are:
Mingwei Zhang, Chairman
Xiaoguang Shen (until resignation on October 21, 2016)
Genhui Chen (until resignation on October 21, 2016)
Richard Zhiqiang Chang (from October 21, 2016)
Bin Pan (from October 21, 2016)
The Audit Committee held two meetings during the year ended December 31, 2016. The primary responsibility of the Audit Committee is to assist the Board of Directors in monitoring the integrity of the Company’s financial statements and the independence of its external auditors. The Company believes that each of the members of the Audit Committee is “independent” and that Mr. Zhang qualifies as an “audit committee financial expert” in accordance with applicable NASDAQ Capital Market listing standards. In carrying out its responsibility, the Audit Committee undertakes to:
•
Review and recommend to the directors the independent auditors to be selected to audit the financial statements of the Company;

•
Meet with the independent auditors and management of the Company to review the scope of the proposed audit for the current year and the audit procedures to be utilized, and at the conclusion thereof review such audit, including any comments or recommendations of the independent auditors;

•
Review with the independent auditors and financial and accounting personnel the adequacy and effectiveness of the accounting and financial controls of the Company. The Audit Committee elicits recommendations for the improvement of such internal control procedures or particular areas where new or more detailed controls or procedures are desirable. The Audit Committee emphasizes the adequacy of such internal controls to expose any payments, transactions, or procedures that might be deemed illegal or otherwise improper;

•
Review the internal accounting function of the Company, the proposed audit plans for the coming year and the coordination of such plans with the Company’s independent auditors;

•
Review the financial statements contained in the annual report to shareholders with management and the independent auditors to determine that the independent auditors are satisfied with the disclosure and contents of the financial statements to be presented to the shareholders;

•
Provide sufficient opportunity for the independent auditors to meet with the members of the Audit Committee without members of management present. Among the items discussed in these meetings are the independent auditors’ evaluation of the Company’s financial, accounting, and auditing personnel, and the cooperation that the independent auditors received during the course of the audit;

•
Review accounting and financial human resources and succession planning within the Company;

•
Submit the minutes of all meetings of the Audit Committee to, or discuss the matters discussed at each committee meeting with, the Board of Directors; and

•
Investigate any matter brought to its attention within the scope of its duties, with the power to retain outside counsel for this purpose, if, in its judgment, that is appropriate.

The Audit Committee has established procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters, including procedures for the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

Nominating Committee
The members of the Nominating Committee are:
Bin Pan, Chairman (from October 21, 2016)
Genhui Chen, Chairman (until resignation on October 21, 2016)
Xiaoguang Shen (until resignation on October 21, 2016)
Mingwei Zhang
Richard Zhiqiang Chang (from October 21, 2016)
The Nominating Committee held two meetings during the fiscal year ended December 31, 2016. All members of the Nominating Committee are independent, as such term is defined by the NASDAQ Capital Market listing standards. The Nominating Committee undertakes to:
•
Identify individuals qualified to become members of the Board of Directors and to make recommendations to the Board of Directors with respect to candidates for nomination for election at the next annual meeting of shareholders or at such other times when candidates surface and, in connection therewith, consider suggestions submitted by shareholders of the Company;

•
Determine and make recommendations to the Board of Directors with respect to the criteria to be used for selecting new members of the Board of Directors;

•
Oversee the process of evaluation of the performance of the Company’s Board of Directors and committees;

•
Make recommendations to the Board of Directors concerning the membership of committees of the Board and the chairpersons of the respective committees;

•
Make recommendations to the Board of Directors with respect to the remuneration paid and benefits provided to members of the Board in connection with their service on the Board or on its committees; and

•
Evaluate Board and committee tenure policies as well as policies covering the retirement or resignation of incumbent directors.

The Board of Directors has determined to provide a process by which shareholders may communicate with the Board as a whole, a Board committee or individual director. Shareholders wishing to communicate with the Board as a whole, a Board committee or an individual member may do so by sending a written communication addressed to the Board of Directors of the Company or to the committee or to an individual director, c/o Secretary, Lianluo Smart Limited, Room 2108, 21th Floor China Railway Construction Building, No. 20 Shijingshan Road, Beijing 100040, People’s Republic of China. All communications will be compiled by the Secretary of the Company and submitted to the Board of Directors or the addressee not later than the next regular Board meeting.

MANAGEMENT — BUSINESS HISTORY OF EXECUTIVE OFFICERS
For information as to the business history of our Chief Executive Officer, Mr. Chen, and our Chairman, Mr. He, see the section “Proposal Two: Election of Directors” elsewhere in this Proxy Statement.
Hui Zhou
Chief Financial Officer
Age — 34
Ms. Zhou has served the Company’s Chief Financial Officer since October 2016. From July 2015 to July 2016, Ms. Zhou was the accounting manager of Beijing Oriental Plaza Ltd. Co. From October 2011 to July 2015, Ms. Zhou was an audit supervisor of Ernst & Young Hua Ming LLP, an affiliate of Ernst & Young. Ms. Zhou received his Bachelor’s degree in Accounting from Zhongnan University of Economic and Law in 2005.
EMPLOYMENT AGREEMENTS WITH THE COMPANY’S
NAMED EXECUTIVE OFFICERS
Under Chinese law, we may only terminate employment agreements without cause and without penalty by providing notice of non-renewal one month prior to the date on which the employment agreement is scheduled to expire. If we fail to provide this notice or if we wish to terminate an employment agreement in the absence of cause, then we are obligated to pay the employee one month’s salary for each year we have employed the employee. We are, however, permitted to terminate an employee for cause without penalty to our company, where the employee has committed a crime or the employee’s actions or inactions have resulted in a material adverse effect to us.
Our employment agreements with our executive officers generally provide for a term of three (3) years and a salary to be paid monthly. The agreements also provide that executive officers are to work an average of forty hours per week and are entitled to all legal holidays as well as other paid leave in accordance with PRC laws and regulations and our internal work policies. Under such agreements, our executive officers can be terminated for cause without further compensation. The employment agreements also provide that we will pay for all mandatory social security programs for our executive officers in accordance with PRC regulations. During the agreement and for one (1) year afterward, our executive officers are subject to keep trade secrets confidential.

SUMMARY COMPENSATION TABLE
The following table shows the annual compensation paid by us for the year ended December 31, 2016 to Ping Chen, our principal executive officer, and Hui Zhou, our principal financial officer. No other officer had a salary during either of the previous two years of more than $100,000.
Name and principal position	Salary	Bonus	Option Awards	All Other Compensation		Total
Ping Chen, Principal Executive Officer	$24,292	$1,143	$396,430(1)(2)(3)(4)(5)	$		$421,865
Hui (Cherry) Zhou, Chief Financial Officer	$3,612	$—	$—		$—	$3,612

(1)
On December 29, 2011, 150,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is December 29, 2021. The options’ exercise price is the market price of our shares on December 29, 2011, the date the options were granted. The grant date fair value of the options is $1.222 per underlying share. These options granted in 2011 are not reflected in the Summary Executive Compensation Table. We have amortized $36,460 of such grant in the year ended December 31, 2016.

(2)
On October 7, 2013, 94,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is October 7, 2023. The options’ exercise price is the market price of our shares on October 7, 2013, the date the options were granted. The grant date fair value of the options was $2.23 per underlying share. These options granted in 2013 are not reflected in the Summary Executive Compensation Table. We have amortized $42,030 of such grant in the year ended December 31, 2016.

(3)
On August 20, 2014, 131,000 share options were awarded to Mr. Chen, which vest over a period of five years. The expiration date of the options is August 20, 2024. The options’ exercise price is the market price of our shares on August 20, 2014, the date the options were granted. The grant date fair value of the options was $5.15 per underlying share. These options granted in 2014 are not reflected in the Summary Executive Compensation Table. We have amortized $135,284 of such grant in the year ended December 31, 2016.

(4)
On July 30, 2015, 348,800 ordinary shares were issued to Mr. Chen. The grant date fair value of the ordinary shares was $1.96 per share. We have amortized $333,104 of such grant in the year ended December 31, 2016.

(5)
On March 21, 2016, 210,867 share options were awarded to Mr. Chen, which vest over a period of two years. The expiration date of the options is March 21, 2026. The options’ exercise price is the market price of our shares on August 20, 2014, the date the options were granted. The grant date fair value of the options was $1.88 per underlying share and is reflected in the Summary Executive Compensation Table, even though not all options have vested. We have amortized $197,175 of such grant in the year ended December 31, 2016.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END
Option Awards(1)
Name (a)	Number of securities underlying unexercised options (#) Exercisable (b)	Number of securities underlying unexercised options (#) Unexercisable (c)	Option Exercise Price ($) (e)	Option Expiration Date (f)
Ping Chen, Principal Executive Officer	90,000	0	1.45	12/29/2016
		210,867	1.88	3/20/2018
	56,400	37,600	2.30	10/07/2018
	52,400	78,600	5.31	8/20/2019

(1)
Our Company has not made any stock awards that have not vested. For this reason, we have excluded the following columns from this table: (g) Number of shares or units of stock that have not vested (#); (h) Market value of shares of units of stock that have not vested ($); (i) Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#); and (j) Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($).

EQUITY COMPENSATION PLAN INFORMATION
Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted- average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,237,867	$2.15	—
Equity compensation plans not approved by security holders	—	—	—

AUDIT COMMITTEE REPORT AND FEES PAID TO
INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Who served on the Audit Committee of the Board of Directors during fiscal year 2016?
The members of the Audit Committee as of December 31, 2016 were Mingwei Zhang, Chairman, Richard Zhiqiang Chang and Bin Pan. Each member of the Audit Committee is independent under the rules of the SEC and the NASDAQ Capital Market. The Board of Directors has determined that Mr. Zhang, who is an independent director, is an “audit committee financial expert” as such term is defined in Item 407(d)(5) of Regulation S-K promulgated under the Exchange Act.
What document governs the activities of the Audit Committee?
The Audit Committee acts under a written charter, which sets forth its responsibilities and duties, as well as requirements for the Audit Committee’s composition and meetings. The Audit Committee Charter is available on the Company’s website at www.lianluosmart.com under Investor Relations.
How does the Audit Committee conduct its meetings?
During fiscal 2016, the Audit Committee met with the senior members of the Company’s financial management team and the Company’s independent registered public accounting firm. The Audit Committee’s agenda was established by the Chairman. At each meeting, the Audit Committee reviewed and discussed various financial and regulatory issues. The Audit Committee also had private, separate sessions from time to time with representatives of the Company’s independent registered public accounting firm, at which meetings candid discussions of financial management, accounting and internal control issues took place.
Does the Audit Committee review the periodic reports and other public financial disclosures of the Company?
The Audit Committee reviews each of the Company’s quarterly and annual reports, including Management’s Discussion of Results of Operations and Financial Condition. As part of this review, the Audit Committee discusses the reports with the Company’s management and considers the audit and review reports prepared by the independent registered public accounting firm about the Company’s quarterly and annual reports, as well as related matters such as the quality (and not just the acceptability) of the Company’s accounting principles, alternative methods of accounting under generally accepted accounting principles and the preferences of the independent registered public accounting firm in this regard, the Company’s critical accounting policies and the clarity and completeness of the Company’s financial and other disclosures.
What is the role of the Audit Committee in connection with the financial statements and controls of the Company?
Management of the Company has primary responsibility for the financial statements and internal control over financial reporting. The independent registered public accounting firm has responsibility for the audit of the Company’s financial statements and internal control over financial reporting. The responsibility of the Audit Committee is to oversee financial and control matters, among other responsibilities fulfilled by the Audit Committee under its charter. The Audit Committee meets regularly with the independent registered public accounting firm, without the presence of management, to ensure candid and constructive discussions about the Company’s compliance with accounting standards and best practices among public companies comparable in size and scope to the Company. The Audit Committee also regularly reviews with its outside advisors material developments in the law and accounting literature that may be pertinent to the Company’s financial reporting practices.
What has the Audit Committee done with regard to the Company’s audited financial statements for fiscal 2016?
The Audit Committee has:
•
reviewed and discussed the audited financial statements with the Company’s management; and

•
discussed with HHC, the Company’s independent registered public accounting firm for the 2016 fiscal year, the matters required to be discussed by Statement on Auditing Standards No. 61, Communication with Audit Committees, as amended.

Has the Audit Committee considered the independence of the Company’s auditors?
The Audit Committee has received from Friedman and HHC the written disclosures and the letter required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, and the Audit Committee has discussed with Friedman and HHC about their independence. The Audit Committee has concluded that Friedman and HHC are independent from the Company and its management.
Has the Audit Committee made a recommendation regarding the audited financial statements for fiscal 2016?
Based upon its review and the discussions with management and the Company’s independent registered public accounting firm, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the Company be included in the Company’s Annual Report on Form 20-F for fiscal 2016.
Has the Audit Committee reviewed the fees paid to the independent registered public accounting firm during fiscal 2016?
The Audit Committee has reviewed and discussed the fees paid to Friedman and HHC during 2016 for audit, audit-related, tax and other services, which are set forth below under “Fees Paid to Independent Registered Public Accounting Firm.” The Audit Committee has determined that the provision of non-audit services is compatible with Friedman’s and HHC’s independence.
What is the Company’s policy regarding the retention of the Company’s auditors?
The Audit Committee has adopted a policy regarding the retention of the independent registered public accounting firm that requires pre-approval of all services by the Audit Committee.
Who prepared this report?
This report has been furnished by the members of the Audit Committee:
Mingwei Zhang, Chairman
Richard Zhiqiang Chang
Bin Pan

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
Audit Fees
HHC’s fees for the annual audit of our financial statements were $249,000 for fiscal 2016 and $240,000 for fiscal 2015. Friedman’s fees for the annual audit of our financial statements was $180,035 for fiscal 2015.
Audit Related Fees
The Company has not paid HHC or Friedman for audit-related services in fiscal 2016 and 2015.
Tax Fees
The Company has not paid HHC or Friedman for tax services in fiscal 2016 and 2015.
All Other Fees
The Company has not paid HHC or Friedman for any other services in fiscal 2016 and 2015.
Audit Committee Pre-Approval Policies
Before HHC was engaged by the Company to render audit or non-audit services, the engagement was approved by the Company’s audit committee. All services rendered by HHC have been so approved.
Percentage of Hours
The percentage of hours expended on the principal accountants’ engagement to audit our consolidated financial statements for 2016 that were attributed to work performed by persons other than HHC’s full-time permanent employees was approximately 70%.

BENEFICIAL OWNERSHIP OF COMMON STOCK
The following table sets forth information with respect to beneficial ownership of our common shares as of May 1, 2017 by:
•
Each person who is known by us to beneficially own more than 5% of our outstanding common shares;

•
Each of our current directors and named executive officers; and

•
All directors and named executive officers as a group.

The number and percentage of common shares beneficially owned are based on 17,312,586 common shares outstanding as of May 1, 2017. Information with respect to beneficial ownership has been furnished by each director, officer or beneficial owner of more than 5% of our common shares. Beneficial ownership is determined in accordance with the rules of the SEC and generally requires that such person have voting or investment power with respect to securities. In computing the number of common shares beneficially owned by a person listed below and the percentage ownership of such person, common shares underlying options, warrants or convertible securities held by each such person that are exercisable or convertible within 60 days of May 1, 2017 are deemed outstanding, but are not deemed outstanding for computing the percentage ownership of any other person. Except as otherwise indicated in the footnotes to this table, or as required by applicable community property laws, all persons listed have sole voting and investment power for all common shares shown as beneficially owned by them. Unless otherwise indicated in the footnotes, the address for each principal shareholder is in the care of Lianluo Smart Limited, Room 2108, 21st Floor China Railway Construction Building, No. 20 Shijingshan Road, Beijing 100040, People’s Republic of China. As of the date of this filing, we had five (5) shareholders of record.
	Amount of Beneficial Ownership(1)	Percentage Ownership(2)
Ping Chen, CEO, Director	1,812,342(3)	9.32%
Genhui Chen	8,000(4)	*
Mingwei Zhang	21,975(5)	*
Xiaoguang Shen	0(6)	*
Huili (Alisa) Li	0(7)	*
All officers and directors as a group	1,834,317	9.39%
Chen Ping Ltd.	1,812,342	9.32%
Hangzhou Lianluo Interactive Information Technology Co., Ltd.	12,111,111	64.18%

*
Less than 1%.

(1)
Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the common shares.

(2)
We have used 17,312,586 outstanding shares for all calculations in this table and have not increased the number of shares outstanding to account for such shares underlying such securities in calculating percentage ownership.

(3)
Represents (a) 1,104,742 shares owned by Chen Ping Ltd.; (b) vested options to purchase 90,000 shares for an exercise price of  $1.45 per share that were granted on December 29, 2011; (c) vested options to purchase 56,400 shares for an exercise price of  $2.30 per share that were granted on October 7, 2013; (d) vested options to purchase 52,400 shares for an exercise price of  $5.31 per share that were granted on August 20, 2014; (e) 100,000 shares issued on August 20, 2014; and (f) 348,800 shares granted on December 3, 2015 that are subject to full or partial forfeiture in the event Mr. Chen does not remain an officer or director of our Company for two years after the date of grant; (g) 60,000 options that have been transferred into common shares for an exercise price of  $1.45 per share that were granted on December 29, 2011. These numbers do not include (i) unvested options to purchase 37,600 shares for an exercise price of  $2.30 per share that were granted on October 7, 2013; (ii) unvested options to purchase 78,600 shares for an exercise price of  $5.31 per share that were granted on August 20, 2014; or (iii) unvested options to purchase 210,867 shares for an exercise price of  $1.88 per share that were granted on March 21, 2016.
(4)
Represents (a) vested options to purchase 8,000 shares for an exercise price of  $1.45 per share that were granted on December 29, 2011 and (b) not include vested options to purchase 12,000 shares for an exercise price of  $1.45 per share that were granted on December 29, 2011 and vested options to purchase 10,000 shares for an exercise price of  $1.64 per share that were granted on August 7, 2015 which have been invalid since his resignation in October 2016.

(5)
Represents (a) 11,975 shares issued on June 16, 2014 and (b) vested options to purchase 10,000 shares for an exercise price of  $1.64 per share that were granted on August 7, 2015. These numbers do not include (i) unvested options to purchase 10,000 shares for an exercise price of  $1.64 per share that were granted on August 7, 2015; and (ii) unvested options to purchase 20,000 shares for an exercise price of $1.88 per share that were granted on March 21, 2016.

(6)
Represents (a) Vested options to purchase 5,000 shares for an exercise price of  $1.64 per share that were granted on August 7, 2015 and (b) unvested options to purchase 5,000 shares for an exercise price of  $1.64 per share that were granted on August 7, 2015; and (c) unvested options to purchase 10,000 shares for an exercise price of  $1.88 per share that were granted on March 21, 2016 have all been invalid since his resignation in October 2016.

(7)
Represents (a) Vested options to purchase 10,000 shares for an exercise price of  $1.64 per share that were granted on August 7, 2015; (b) unvested options to purchase 10,000 shares for an exercise price of $1.64 per share that were granted on August 7, 2015; and (c) unvested options to purchase 30,000 shares for an exercise price of  $1.88 per share that were granted on March 21, 2016 have all been invalid since her resignation in October 2016.

GENERAL
Compensation Committee Interlocks and Insider Participation
None of the members of the Board of Directors who served on the Compensation Committee during the fiscal year ended December 31, 2016 were officers or employees of the Company or any of its subsidiaries or had any relationship with the Company requiring disclosure under SEC regulations.
Availability of Annual Report to Shareholders
Rules promulgated by the SEC require us to provide an Annual Report to Shareholders who receive this Proxy Statement. We will also provide copies of the Annual Report to brokers, dealers, banks, voting trustees and their nominees for the benefit of their beneficial owners of record. Additional copies of the Annual Report on Form 20-F for the fiscal year ended December 31, 2016 (without exhibits or documents incorporated by reference), are available without charge to shareholders upon written request to Secretary, Lianluo Smart Limited, Room 2108, 21st Floor China Railway Construction Building, No. 20 Shijingshan Road, Beijing 100040, People’s Republic of China, by calling +86 (10) 8860-9850 or via the Internet at www.lianluosmart.com.
Shareholder Proposals
To be considered for inclusion in next year’s Proxy Statement or considered at next year’s annual meeting but not included in the Proxy Statement, shareholder proposals must be submitted in writing no later than July 1, 2017. All written proposals should be submitted to: Secretary, Lianluo Smart Limited, Room 2108, 21th Floor China Railway Construction Building, No. 20 Shijingshan Road, Beijing 100040, People’s Republic of China.
Other Proposed Actions
If any other items or matters properly come before the meeting, the proxies received will be voted on those items or matters in accordance with the discretion of the proxy holders.
Solicitation by Board; Expenses of Solicitation
Our Board of Directors has sent you this Proxy Statement. Our directors, officers and associates may solicit proxies by telephone or in person. We will also reimburse the expenses of brokers, nominees and fiduciaries that send proxies and proxy materials to our shareholders.

ANNEX A
The following new sections of the proposed New Amended and Restated Memorandum and Articles of Association are set forth below.
Memorandum of Association
6.
NUMBER AND CLASSES OF SHARES

6.1
The Company is authorized to issue a maximum of 50,000,000 common shares divided into (i) 37,888,889 Class A Common Shares of a nominal or par value of US$0.002731 each and (ii) 12,111,111 Class B Common Shares of a nominal or par value of US$0.002731 each.

6.2
The Company may issue fractional Shares and a fractional Share shall have the corresponding fractional rights, obligations and liabilities of a whole Share of the same class or series of Shares.

6.3
Shares may be issued in one or more series of Shares as the Directors may by Resolution of Directors determine from time to time.

6.4
The Company has the power to redeem or purchase any of its shares and to increase or reduce the said capital subject to the provisions of the BVI Business Companies Act, 2004, as amended, and the Articles of Association and to issue any part of its capital, whether original, redeemed or increased with or without any preference, priority or special privilege or subject to any postponement of rights or to any conditions or restrictions and so that unless the conditions of issue shall otherwise expressly declare every issue of shares whether declared to be preference or otherwise shall be subject to the powers hereinbefore contained.

7.
RIGHTS CONFERRED BY CLASS A COMMON SHARES AND CLASS B COMMON SHARES

7.1
Each Class A Common Share and Class B Common Share confers on its holder:

7.1.1
the right to vote as provided in Section 7.2 hereof;

7.1.2
the right to an equal share in any dividend paid by the Company in accordance with the Act; and

7.1.3
the right to an equal share in the distribution of the surplus of the Company.

7.2.1
Holders of Class A Common Shares and Class B Common Shares shall at all times vote together as one class on all resolutions submitted to a vote by the Members. Each Class A Common Share shall be entitled to one (1) vote on all matters subject to vote at general meetings of the Company, and each Class B Common Share shall be entitled to ten (10) votes on all matters subject to vote at general meetings of the Company.

7.2.2
Each Class B Common Share is convertible into one (1) Class A Common Share at any time by the holder thereof. The right to convert shall be exercisable by the holder of the Class B Common Share delivering a written notice to the Company that such holder elects to convert a specified number of Class B Common Shares into Class A Common Shares.

7.2.3
The number of Class B Common Shares held by a holder thereof will be automatically and immediately converted into an equal and corresponding number of Class A Common Shares upon any direct or indirect sale, transfer, assignment or disposition of such number of Class B Common Shares by the holder thereof or an Affiliate or such holder or the direct or indirect transfer or assignment of the voting power attached to such number of Class B Common Shares through voting proxy or otherwise to any person or entity that is not an Affiliate of such holder. For the avoidance of doubt, the creation of any pledge, charge, encumbrance or other third party right of whatever description on any of Class B Common Shares to secure contractual or legal obligations shall not be deemed as a sale, transfer, assignment or disposition unless and until any such pledge, charge, encumbrance or other third-party right is

A-1

enforced and results in the third party holding directly or indirectly beneficial ownership or voting power through voting proxy or otherwise to the related Class B Common Shares, in which case all the related Class B Common Shares shall be automatically converted into the same number of Class A Common Shares.
7.2.4
Any conversion of Class B Common Shares into Class A Common Shares pursuant to these Articles shall be effected by means of the re-designation of each relevant Class B Common Share as a Class A Common Share.

7.2.5
All Class B Common shares will be automatically converted into the same number of Class A Common Shares as soon as the Class B Shareholder beneficially owns less than 605,555 Class B Common Shares.

7.2.6
Class A Common Shares are not convertible into Class B Common Shares under any circumstances.

7.2.7
Save and except for voting rights and conversion rights as set out in Sections 7.2.1 to 7.2.6 (inclusive), the Class A Common Shares and the Class B Common Shares shall rank pari passu and shall have the same rights, preferences, privileges and restrictions.

A-2

. 123456789IMPORTANT ANNUAL MEETING INFORMATION000004000000000.000000 ext000000000.000000 ext ENDORSEMENT_LINE______________ SACKPACK_____________000000000.000000 ext000000000.000000 ext000000000.000000 ext000000000.000000 extMR A SAMPLE DESIGNATION (IF ANY) ADD 1ADD 2ADD 3ADD 4ADD 5ADD 6Using a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas. Electronic Voting InstructionsAvailable 24 hours a day, 7 days a week!Instead of mailing your proxy, you may choose one of the voting methods outlined below to vote your proxy.VALIDATION DETAILS ARE LOCATED BELOW IN THE TITLE BAR.Proxies submitted by the Internet or telephone must be received by10:00 a.m., Eastern Time, on June 8, 2017.Vote by Internet •Go to www.investorvote.com/LLIT • Or scan the QR code with your smartphone • Follow the steps outlined on the secure websiteVote by telephone • Call toll free 1-800-652-VOTE (8683) within the USA, US territories & Canada on a touch tone telephone • Follow the instructions provided by the recorded messageAnnual Meeting Proxy Card1234 5678 9012 345q IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. qA Proposals The Board of Directors recommends a vote FOR the nominees and FOR Proposals 2 through 6.1. Ordinary Resolution THAT the following individuals be elected as Class I Directors.For Withhold For Withhold01 - Bin Pan 02 - Mingwei Zhang2. Ordinary Resolution THAT HHC, CPA be appointed as the companys independent registered public accounting firm for the fiscal year ending December 31, 2017.+For Against Abstain3. Special Resolution THAT the authorized share capital of the Company be re-classified and re-designated into 50,000,000 Common Shares of par value of US$0.002731 each, of which 37,888,889 be designated as Class A Common Shares of par value of US$0.002731 each (the “Class A Common Shares”) and 12,111,111 bedesignated as Class B Common Shares of par value of US$0.002731 each (the “Class B Common Shares”), with each Class A Common Share being entitled to one(1) vote and each Class B Common Share being entitled to ten (10) votes on all matters subject to vote at general meetings of the Company and with such other rights,preferences and privileges as set forth in the new Amended and Restated Memorandum and Articles of Association of the Company (the “New M&AAs”);THAT the re-designation and re-classification of 12,111,111 Common Shares, being all the currently issued and outstanding Common Shares beneficially owned or underlying options held by, Hangzhou Lianluo Interactive Information Technology Co., Ltd and any of their Affiliates into Class B Common Shares on a 1:1 basis be, and hereby is, approved and adopted;THAT the re-designation and re-classification of all the then issued and outstanding Common Shares, other than the Class B Common Shares, and all of the unissued shares into Class A Common Shares on a 1:1 basis be, and hereby is, approved and adopted; andTHAT all of the issued and outstanding awards, including options and restricted shares, granted by the Company under the Company’s currently effective share incentive plans, shall entitle the grantees to such number of Class A Common Shares equivalent to the number of Common Shares that these grantees would beentitled to as originally set out in their relevant award agreement with the Company and the Company shall issue such Class A Common Shares to the grantees of such awards granted pursuant to the applicable share incentive plan upon vesting and/or exercise of such awards, by the grantees.4. Special Resolution THAT all Class B Common Shares shall be automatically converted into the same number of Class A Common Shares as soon as the Class B shareholders in aggregate beneficially own less than 605,555 Class B Common Shares, which is equivalent to 5 of the total issued and outstanding Class B Common Shares as of the date of effectiveness of the New M&AAs.5. Special Resolution THAT the New M&AAs, the changed pages for of which are being provided to you, be and hereby are, approved and adopted to reflect all of the above resolutions.6. Such other business as may properly come before the meeting or any adjournment thereof.C 1234567890 J N TMR A SAMPLE (THIS AREA IS SET UP TO ACCOMMODATEIF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD.1 U P X3 2 9 3 3 7 1140 CHARACTERS) MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND MR A SAMPLE AND02LTYG

IF YOU HAVE NOT VOTED VIA THE INTERNET OR TELEPHONE, FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. Proxy LIANLUO SMART LIMITEDAnnual Meeting of Shareholders10:00 p.m. Eastern Time on June 8, 2017 (10:00 a.m. Beijing time, June 9, 2017) This proxy is solicited by the Board of DirectorsThe shareholder(s) hereby appoint(s) Ping Chen and Hui Zhou, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the Common Shares of Lianluo Smart Limited that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholder(s) to be held at 10:00 p.m. Eastern Time on June 8, 2017 (10:00 a.m. Beijing time, June 9, 2017) at Room 2108, 21st Floor, China Railway Construction Building, No. 20, Shijingshan Road, Beijing 100040, China and any adjournment or postponement hereof.THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL.PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE Continued and to be signed on the reverse sideB Non-Voting ItemsChange of Address — Please print your new address below. Comments — Please print your comments below.Meeting Attendance Mark the box to the right if you plan to attend the Annual Meeting.C Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign BelowPlease sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.Date (mm/dd/yyyy) — Please print date below.Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A - C ON BOTH SIDES OF THIS CARD. +

. IMPORTANT ANNUAL MEETING INFORMATIONUsing a black ink pen, mark your votes with an X as shown in this example. Please do not write outside the designated areas.Annual Meeting Proxy Cardq PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. qA Proposals — The Board of Directors recommends a vote FOR the nominees and FOR Proposals 2 through 6.1. Ordinary Resolution THAT the following individuals be elected as Class I Directors.For Withhold For Withhold01 - Bin Pan 02 - Mingwei Zhang2. Ordinary Resolution THAT HHC, CPA be appointed as the company’s independent registered public accounting firm for the fiscal year ending December 31, 2017.+For Against Abstain3. Special Resolution THAT the authorized share capital of the Company be re-classified and re-designated into 50,000,000 Common Shares of par value of US$0.002731 each, of which 37,888,889 be designated as Class A Common Shares of par value of US$0.002731 each (the “Class A Common Shares”) and 12,111,111 bedesignated as Class B Common Shares of par value of US$0.002731 each (the “Class B Common Shares”), with each Class A Common Share being entitled to one(1) vote and each Class B Common Share being entitled to ten (10) votes on all matters subject to vote at general meetings of the Company and with such other rights,preferences and privileges as set forth in the new Amended and Restated Memorandum and Articles of Association of the Company (the “New M&AAs”);THAT the re-designation and re-classification of 12,111,111 Common Shares, being all the currently issued and outstanding Common Shares beneficially owned or underlying options held by, Hangzhou Lianluo Interactive Information Technology Co., Ltd and any of their Affiliates into Class B Common Shares on a 1:1 basis be, and hereby is, approved and adopted;THAT the re-designation and re-classification of all the then issued and outstanding Common Shares, other than the Class B Common Shares, and all of the unissued shares into Class A Common Shares on a 1:1 basis be, and hereby is, approved and adopted; andTHAT all of the issued and outstanding awards, including options and restricted shares, granted by the Company under the Company’s currently effective share incentive plans, shall entitle the grantees to such number of Class A Common Shares equivalent to the number of Common Shares that these grantees would beentitled to as originally set out in their relevant award agreement with the Company and the Company shall issue such Class A Common Shares to the grantees of such awards granted pursuant to the applicable share incentive plan upon vesting and/or exercise of such awards, by the grantees.4. Special Resolution THAT all Class B Common Shares shall be automatically converted into the same number of Class A Common Shares as soon as the Class B shareholders in aggregate beneficially own less than 605,555 Class B Common Shares, which is equivalent to 5 of the total issued and outstanding Class B Common Shares as of the date of effectiveness of the New M&AAs.5. Special Resolution THAT the New M&AAs, the changed pages for of which are being provided to you, be and hereby are, approved and adopted to reflect all of the above resolutions.6. Such other business as may properly come before the meeting or any adjournment thereof.IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A AND B ON BOTH SIDES OF THIS CARD.02LTZG1 U P X3 2 9 3 3 7 2 +

PLEASE FOLD ALONG THE PERFORATION, DETACH AND RETURN THE BOTTOM PORTION IN THE ENCLOSED ENVELOPE. qProxy — LIANLUO SMART LIMITED Annual Meeting of Shareholders10:00 p.m. Eastern Time on June 8, 2017 (10:00 a.m. Beijing time, June 9, 2017) This proxy is solicited by the Board of DirectorsThe shareholder(s) hereby appoint(s) Ping Chen and Hui Zhou, or either of them, as proxies, each with the power to appoint his substitute, and hereby authorizes them to represent and to vote, as designated on the reverse side of this ballot, all of the Common Shares of Lianluo Smart Limited that the shareholder(s) is/are entitled to vote at the Annual Meeting of Shareholder(s) to be held at 10:00 p.m. Eastern Time on June 8, 2017 (10:00 a.m. Beijing time, June 9, 2017) at Room 2108, 21st Floor, China Railway Construction Building, No. 20, Shijingshan Road, Beijing 100040, China and any adjournment or postponement hereof.THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED AS DIRECTED BY THE SHAREHOLDER(S).IF NO SUCH DIRECTIONS ARE MADE, THIS PROXY WILL BE VOTED FOR THE NOMINEES ON THE REVERSE SIDE FOR THE BOARD OF DIRECTORS AND FOR EACH PROPOSAL.PLEASE MARK, SIGN, DATE AND RETURN THIS PROXY CARD PROMPTLY USING THE ENCLOSED REPLY ENVELOPE Continued and to be signed on the reverse sideB Authorized Signatures — This section must be completed for your vote to be counted. — Date and Sign BelowPlease sign exactly as name(s) appears hereon. Joint owners should each sign. When signing as attorney, executor, administrator, corporate officer, trustee, guardian, or custodian, please give full title.Date (mm/dd/yyyy) — Please print date below.Signature 1 — Please keep signature within the box. Signature 2 — Please keep signature within the box.IF VOTING BY MAIL, YOU MUST COMPLETE SECTIONS A AND B ON BOTH SIDES OF THIS CARD. +